Via Edgar and fax

July 13, 2009

Ms. Beverly A. Singleton
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Tix Corporation
Supplemental response letter dated July 7, 2009
regarding the Form 10-K for year ended December 31, 2008
File No. 1-34043

Dear Ms. Singleton:

This letter sets forth the response of Tix Corporation (the “Company”) to the comments from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated July 7, 2009 (the “Comment Letter”).

For ease of reference, the comments of the Staff have been reproduced below in italics, and the Company’s response to each comment has been set forth immediately thereafter.

Given the complexity and impact of certain of the comments on reports previously filed with the Commission, we will consider an amendment to the Form 10-K, if necessary, and will file it as soon as it is practical after the Company has the information assembled and your review of our responses to the Comment Letter is communicated to us.

Form 10-Q (Quarter Ended March31, 2009)

Management’s Discussion and Analysis, page 20

We have reviewed your response to our prior comment 5, of our letter dated June 22, 2009.  Please confirm to us that your response defining “EBITDA” is limited solely to “earnings before interest, taxes, depreciation and amortization,” consistent with the presentation contained on pages 32 and 33 of the March 31, 2009 Form 10-Q filing.  In this regard we note the first paragraph of your response defines “EBITDA” as “earnings before interest and other non-operating income (expense), taxes, depreciation and amortization,” which differs from the last paragraph of your response defining EBITDA “in the strictest sense.”   The measure of EBITDA (“earnings before interest taxes, depreciation and amortization”) has been specifically defined in Release 34-47226 in Section I, Background.  Finally, please expand the disclosures to indicate that “Management measures the performance of management of Tix Productions, Tix4AnyEvent and Exhibit Merchandising using EBITDA” per the next to the last sentence in the last paragraph of your response.

Ms. Beverly A. Singleton
United States Securities and Exchange Commission
July 13, 2009

Response

We confirm that our use of “EBITDA” is limited solely to earnings before interest, taxes, depreciation and amortization, and is consistent with the presentation contained on pages 32 and 33 of the March 31, 2009 Form 10-Q filing and with the measure of EBITDA as defined in Release 34-47226, Section I, Background.  Further, we will expand our EBITDA - related disclosures to include that management uses EBITDA in measuring the performance of the management of Tix Productions, Tix4AnyEvent and Exhibit Merchandising.

___________________________

In connection with responding to the above referenced comment letter we are acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosure of this and all filings it makes with the Commission.

•	Additionally, we are aware the Staff comments or changes to disclosure in response to Staff Comments do not foreclose the Commission from taking any action with respect to the filing.

•	Further, we are aware the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States and

•
Lastly we are aware the Division of Enforcement has access to all information you provide the staff of the Division of Corporation Finance in your review of our filing or in response to your comments in our filings.

If you have any questions on the foregoing please do not hesitate to contact me at (818) 761-1002.

Sincerely, /s/ Matthew Natalizio Chief Financial Officer Tix Corporation